UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Tintic Gold Mining Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    887645109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Tintic Gold Mining Company
                        17700 Castleton Street, Suite 589
                       City of Industry, California 91748
                         Attention: Corporate Secretary


                                 With a copy to:

                             V. Joseph Stubbs, Esq.
--------------------------------------------------------------------------------
                         Stubbs Alderton & Markiles, LLP
                       15821 Ventura Boulevard, Suite 525
                            Encino, California 91436
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 15, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 887645109             SCHEDULE 13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        De-jun Zou

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        People's Republic of China

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -772,292- (See Response to Item 5).

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -772,292- (See Response to Item 5).

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        772,292 (See Response to Item 5.)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.9% (See Response to Item 5.)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Tintic Gold Mining Company, a Utah corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 17700 Castleton Street, Suite 589, City of Industry, California 91748.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      This Statement is hereby filed by De-jun Zou (the "Reporting Person").

(b) The business address of the Reporting Person is 17700 Castleton Street, Suite 589, City of Industry, California 91748.

(c) The present principal occupation of the Reporting Person is General Manager of Kiwa Bio-Tech Products (Shandong) Co. Ltd.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the People's Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 15, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 11, 2004, by and among the Company, TTGM Acquisition Corporation, a Utah corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and Kiwa Bio-Tech Products Group Ltd. ("Kiwa"), Merger Sub merged with and into Kiwa (the "Merger"). Each share of KIWA common stock was converted into 1.5445839 shares of Company common stock, with KIWA surviving as the Company's wholly-owned subsidiary. The merger resulted in a change of control of the Company, with former KIWA shareholders owning approximately 89% of the Company on a fully diluted basis. A copy of the Merger Agreement is attached hereto as EXHIBIT A. Prior to the Merger, the Reporting Person held 500,000 shares of Kiwa, which were converted into 772,292 shares of the Common Stock at the closing of the Merger.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person acquired his Common Stock pursuant to the Merger. The Reporting Person has no plans or proposals which relate or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 772,292 shares of the Common Stock, or approximately 8.9% of the Common Stock based on a total of 8,732,563 shares of the Common Stock outstanding as of March 15, 2004.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 772,292 shares of the Common Stock.

(c) Other than the transactions associated with the Merger outlined in this Information Statement, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       The Merger Agreement is attached hereto as EXHIBIT A.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    March 18, 2004


                                                     /s/ De-jun Zou
                                                     ---------------------------
                                                     De-jun Zou






         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER ("AGREEMENT") made this 11th day of March, 2004 by and among TINTIC GOLD MINING COMPANY, a Utah corporation ("PARENT"), TTGM ACQUISITION CORPORATION, a Utah corporation ("SUB"), and KIWA BIO-TECH PRODUCTS GROUP LTD., an international business company organized under the laws of the British Virgin Islands (the "COMPANY").

                                    RECITALS:

         A. The respective Boards of Directors of Parent, Sub and the Company have determined that a merger of Sub with and into the Company (the "MERGER"), upon the terms and subject to the conditions set forth in this Agreement, would be fair and in the best interests of their company and their respective shareholders, and such Boards of Directors have approved such Merger, pursuant to which the shares of the Company ("COMPANY SHARES") issued and outstanding immediately prior to the Effective Time of the Merger (as defined in SECTION 1.4), other than Dissenting Shares (as defined in SECTION 2.1.4), will be converted into the right to receive Common Stock of Parent ("PARENT COMMON STOCK").

         B. Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

         C. For federal income tax purposes, the parties intend that the Merger shall qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "CODE"), by reason of Section 368(a)(2)(E) of the Code.

                                   AGREEMENT:

         NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

         1.       THE MERGER.

                  1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Utah Revised Business Corporation Act (the "UTAH STATUTES") and the British Virgin Islands International Business Companies Act (Cap. 291) (the "BVI STATUTES"), Sub shall be merged with and into the Company at the Effective Time of the Merger, Sub and the Company being the constituent companies for the purposes of the BVI Statutes. At the Effective Time of the Merger, the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION") and shall continue under the name Kiwa Bio-Tech Products Group Ltd.

                  1.2 VOTING. The Company has 5,000,000 voting shares in issue, which are owned and held by the persons and entities set forth on
Schedule 3.1.3 of the Company Disclosure Schedules (as hereinafter defined), and Sub has 1,000 voting shares issued and outstanding, which are held by Parent. The holders of the Company Shares and the stock of Sub are each entitled to vote on the Merger as a single class.

                  1.3 CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to SECTION 7.1 and subject to the satisfaction or waiver of the conditions set forth in SECTION 6, the closing of the Merger (the "CLOSING") will take place at 10:00 a.m. on the business day after satisfaction of the conditions set forth in SECTION 6 (or as soon as practicable thereafter following satisfaction or waiver of the conditions set forth in SECTION 6) (the "CLOSING DATE"), at the offices of Stubbs Alderton & Markiles, LLP, unless another date, time or place is agreed to in writing by the parties hereto.

                  1.4 EFFECTIVE TIME OF MERGER. As soon as practicable following the satisfaction or waiver of the conditions set forth in SECTION 6, the parties shall file articles of merger (the "ARTICLES OF MERGER") executed in accordance with the relevant provisions of the Utah Statutes and the BVI Statutes and shall make all other filings or recordings required under the Utah Statues and BVI Statutes. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of Commerce of the State of Utah and the Registry of Corporate Affairs of the British Virgin Islands, respectively, or at such other time as is permissible in accordance with the Utah Statues and BVI Statutes and as Parent and the Company shall agree should be specified in the Articles of Merger (the time the Merger becomes effective being the "EFFECTIVE TIME OF THE MERGER"). The parties shall use reasonable efforts to have the Closing Date and the Effective Time of the Merger to be the same day.

                  1.5 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the applicable provisions of the Utah Statutes and BVI Statutes.

                  1.6      MEMORANDUM AND ARTICLES OF ASSOCIATION; PURPOSES.

                           1.6.1    The Memorandum of Association of the Company
in effect immediately prior to the Effective Time of the Merger shall be the Memorandum of Association of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

                           1.6.2    The Articles of  Association  of the Company
in effect at the Effective Time of the Merger shall be the Articles of Association of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

                           1.6.3    The  purposes of the  Surviving  Corporation
and the total number of its authorized capital stock shall be as set forth in the Memorandum and Articles of Association of the Company in effect immediately prior to the Effective Time of the Merger until such time as such purposes and such number may be amended as provided in the Memorandum and Articles of Association of the Surviving Corporation and by applicable law.

                  1.7      DIRECTORS.  The  directors  of  the  Company  at  the
Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                  1.8 OFFICERS. The officers of the Company at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                  1.9 MEMBER/SHAREHOLDER APPROVAL. This Agreement and the Articles of Merger shall be submitted to the members or shareholders, as applicable, of each of the constituent companies (being the Company and Sub) for their approval by appropriate resolution of such members or shareholders.

         2. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS.

                  2.1 EFFECT ON CAPITAL STOCK. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holders of Company Shares or any shares of capital stock of Sub:

                           2.1.1    COMMON  STOCK OF SUB.  Each  share of common
stock of Sub issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into one share of the Surviving Corporation and shall be the only issued and outstanding shares of the Surviving Corporation.

                           2.1.2    CANCELLATION OF PARENT-OWNED COMPANY SHARES.
Each Company Share that is owned by Parent, Sub or any other subsidiary (as defined in SECTION 9.2) of Parent shall automatically be cancelled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

                           2.1.3    CONVERSION  OF  COMPANY  SHARES.  Except  as
otherwise provided herein, each issued and outstanding Company Share shall be converted into fully paid and nonassessable shares of Parent Common Stock in accordance with the Exchange Ratio described in SECTION 2.2 (the "MERGER CONSIDERATION"). The Merger Consideration shall be deposited by Parent with the Exchange Agent (as described below) further to SECTION 2.4 herein.

                           2.1.4    DISSENTING SHARES.  Notwithstanding anything
in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time of the Merger held by a holder (if any) who has the right to dissent from the Merger and demand payment for and an appraisal of such shares in accordance with the BVI Statutes ("DISSENTING SHARES") shall not be converted into a right to receive Merger Consideration unless such holder fails to dissent in accordance with the requirements of the BVI Statutes. If such holder fails to dissent in accordance with the requirements of the BVI Statutes, each such share of such holder shall be treated as a share that had been converted as of the Effective Time of the Merger into the right to receive Merger Consideration in accordance with this
SECTION 2.1. The Company shall give prompt notice to Parent of any dissention, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, except as required by the BVI Statutes or a court order.

                           2.1.5    CANCELLATION   AND   RETIREMENT  OF  COMPANY
SHARES. As of the Effective Time of the Merger, all Company Shares issued and outstanding immediately prior to the Effective Time of the Merger, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration to be issued in consideration therefor.

                  2.2      EXCHANGE RATIO. The "EXCHANGE RATIO" is as follows:

                  Each Company Share shall be converted into 1.5445839 shares of Parent Common Stock in the Merger, an Exchange Ratio of Company Shares to Parent Common Stock of 1:1.5445839. The Merger Consideration shall be distributable by the Exchange Agent effective as of the Effective Time of the Merger in accordance with the provisions of SECTION 2.4.1 herein. No fractional Parent Common Stock shall be issued in the Merger. If the product of the number of shares a Company shareholder holds immediately prior to the Closing multiplied by the exchange ratio would result in the issuance of a fractional share of Parent Common Stock, that product will be rounded down to the nearest whole number of shares of Parent Common Stock if it is equal to or less than the fraction of one-half (.5) of one Parent Common Stock or round up to the nearest whole number of shares of Parent Common Stock if the said product is greater than the fraction of one-half (.5) of one Parent Common Stock.

                  2.3      STOCK OPTIONS; WARRANTS.

                           2.3.1    ASSUMPTION.  At the  Effective  Time  of the
Merger, all options to purchase Company Shares then outstanding and all warrants to purchase Company Shares then outstanding, in each case whether vested or unvested, shall be assumed by Parent in accordance with SECTION 2.3.2 hereof.

                           2.3.2    STOCK OPTIONS AND WARRANTS. At the Effective
Time of the Merger, each outstanding option to purchase Company Shares (each, a "COMPANY STOCK OPTION") and all outstanding warrants to purchase Company Shares (each, a "COMPANY WARRANT") then outstanding, in each case whether or not vested, shall by virtue of the Merger be assumed by Parent. Each Company Stock Option and Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time of the Merger (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions), except that (i) each Company Stock Option and Company Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such Company Stock Option or Company Warrant immediately prior to the Effective Time of the Merger multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock if the said product is equal to or less than the fraction of one-half (.5) of one Parent Common Stock or rounded up to the nearest whole number of shares of Parent Common Stock if the said product is greater than the fraction of one-half (.5) of one Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option and Company Warrant will be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Stock Option and Company Warrant was exercisable immediately prior to the Effective Time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. Parent shall comply with the terms of all such Company Stock Options and Company Warrants and use its best efforts to ensure, to the extent required by, and subject to the provisions of, the Company's stock incentive plans and permitted under the Code or other relevant laws and regulations that any Company Stock Option that qualified for tax treatment under Section 424(b) of the Code prior to the Effective Time of the Merger continue to so qualify after the Effective Time of the Merger. Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all Company Stock Options and Company Warrants on the terms set forth in this SECTION 2.3.2.

                  2.4      EXCHANGE OF CERTIFICATES.

                           2.4.1    EXCHANGE   AGENT.   As  soon  as  reasonably
practicable as of or after the Effective Time of the Merger, but in no event later than the second (2nd) business day following the Effective Time of the Merger, Parent shall deposit the Initial Deposit with Leonard W. Burningham, Esq. (the "EXCHANGE AGENT"), for the benefit of the holders of Company Shares, for exchange in accordance with this SECTION 2.

                           2.4.2    EXCHANGE PROCEDURES.  As soon as practicable
after the Effective Time of the Merger, each holder of an outstanding certificate or certificates which prior thereto represented Company Shares (each, a "SHAREHOLDER") shall, upon surrender to the Exchange Agent of such certificate or certificates (or a lost stock affidavit and indemnity in form reasonably satisfactory to the Exchange Agent) and acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of shares of Parent Common Stock into which the aggregate number of Company Shares previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such certificates (or a lost stock affidavit and indemnity in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time of the Merger, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing Company Shares and if such certificates are presented to the Company for transfer, they shall be cancelled against delivery of certificates for Parent Common Stock as hereinabove provided. If any certificate for such Parent Common Stock is to be issued in a name other than that in which the certificate for Company Shares surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person (as defined in SECTION 9.2) requesting such exchange shall pay to Parent or its transfer agent any transfer or other taxes or other costs required by reason of the issuance of certificates for such Parent Common Stock in a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Parent or its transfer agent that all taxes have been paid. Until surrendered as contemplated by this SECTION 2.4.2, each certificate for Company Shares shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration as contemplated by
SECTION 2.1.

                           2.4.3    DISTRIBUTIONS  WITH  RESPECT TO  UNEXCHANGED
SHARES. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered certificate for Company

Shares with respect to the shares of Parent Common Stock represented thereby until the surrender of such certificate in accordance with this SECTION 2.

                           2.4.4    NO  FURTHER   OWNERSHIP  RIGHTS  IN  COMPANY
SHARES. All shares of Parent Common Stock issued upon the surrender for exchange of certificates representing Company Shares in accordance with the terms of this
SECTION 2 shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Company Shares theretofore represented by such certificates.

                           2.4.5    NO  LIABILITY.  None  of  Parent,  Sub,  the
Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Company Shares shall not have been surrendered prior to December 31, 2004, any such shares, dividends or distributions in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

         3.       REPRESENTATIONS AND WARRANTIES.

                  3.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth in the disclosure schedule delivered by the Company to Parent at the time of execution of this Agreement (the "COMPANY DISCLOSURE SCHEDULE"), or a certain schedule comprising the Company Disclosure Schedule, the Company represents and warrants to Parent and Sub as follows:

                           3.1.1    ORGANIZATION,  STANDING AND CORPORATE POWER.
The Company is duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect (as defined in SECTION 9.2) with respect to the Company.

                           3.1.2    SUBSIDIARIES.  The only  direct or  indirect
subsidiaries of the Company are listed in the Company Disclosure Schedule (the "COMPANY SUBSIDIARIES"). All the outstanding shares of capital stock of each such Company Subsidiary which is a corporation have been validly issued and are fully paid and nonassessable and, except as set forth in the Company Disclosure Schedule, are owned (of record and beneficially) by the Company, free and clear of all liens or encumbrances. Except for the capital stock of its subsidiaries, which are corporations, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, business association, joint venture or other entity.

                           3.1.3    CAPITAL  STRUCTURE.   The  authorized  share
capital of the Company consists of 5,000,000 Company Shares. There are 5,000,000 Company Shares issued and outstanding. Except as set forth above, no shares or other equity securities of the Company are issued, reserved for issuance or outstanding. All outstanding shares of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. The Company Disclosure Schedule sets forth the outstanding capitalization of the Company. Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other equity or voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Other than the Company Stock Options and Company Warrants, there are no outstanding contractual obligations, commitments, understandings or arrangements of the Company to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of the Company. There are no agreements or arrangements pursuant to which the Company is or could be required to register Company Shares or other securities under the Securities Act of 1933, as amended (the "SECURITIES ACT"), or other agreements or arrangements with or among any security holders of the Company with respect to securities of the Company.

                           3.1.4    AUTHORITY; NONCONTRAVENTION. The Company has
the requisite corporate and other power and authority to enter into this Agreement and to consummate the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of the Company under, (i) the Memorandum of Association or Articles of Association of the Company, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company, its properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to the Company, its properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or liens that individually or in the aggregate could not have a material adverse effect with respect to the Company or could not prevent, hinder or materially delay the ability of Company to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any federal, state or local government or any court, administrative agency or commission or other governmental authority, agency, domestic or foreign (a "GOVERNMENTAL ENTITY"), is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except, with respect to this Agreement, for the filing of the Articles of Merger with the Department of Commerce of the State of Utah and the Registry of Corporate Affairs of the British Virgin Islands.

                           3.1.5    ABSENCE OF CERTAIN CHANGES OR EVENTS.  Since
December 31, 2003, the Company has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been: (i) any material adverse change with respect to the Company; (ii) any condition, event or occurrence which individually or in the aggregate could reasonably be expected to have a material adverse effect or give rise to a material adverse change with respect to the Company; (iii) any event which, if it had taken place following the execution of this Agreement, would not have been permitted by
SECTION 4.1 without prior consent of Parent; or (iv) any condition, event or occurrence which could reasonably be expected to prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

                           3.1.6    LITIGATION;  LABOR MATTERS;  COMPLIANCE WITH
LAWS.

                                    (a)      There   is  no  suit,   action   or
proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any basis for any such suit, action, proceeding or investigation that, individually or in the aggregate, could reasonably be expected to have a material adverse effect with respect to the Company or prevent, hinder or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company having, or which, insofar as reasonably could be foreseen by the Company, in the future could have, any such effect.

                                    (b)      The  Company  is not a party to, or
bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor is there any strike, work stoppage or other labor dispute involving it pending or, to its knowledge, threatened, any of which could have a material adverse effect with respect to the Company.

                                    (c)      The conduct of the  business of the
Company complies in all material respects with all statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or arbitration awards applicable thereto.

                           3.1.7    BENEFIT PLANS. The Company is not a party to
any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) under which the Company currently has an obligation to provide benefits to any current or former employee, officer or director of the Company (collectively, "BENEFIT PLANS").

                           3.1.8    CERTAIN  EMPLOYEE  PAYMENTS.  The Company is
not a party to any employment agreement which could result in the payment to any current, former or future director or employee of the Company of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee or director as a result of the transactions contemplated by this Agreement, whether or not (i) such payment, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code), or (ii) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

                           3.1.9    TAX  RETURNS AND TAX  PAYMENTS.  The Company
has timely filed all Tax Returns required to be filed by it, has paid all Taxes shown thereon to be due and has provided adequate reserves in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. No claim for unpaid Taxes has been made or become a lien against the property of the Company or is being asserted against the Company, no audit or examination of any Tax Return of the Company is being conducted by a tax authority, and no extension of the statute of limitations on the assessment of any Taxes has been granted by the Company and is currently in effect. As used herein, "TAXES" means all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "TAX RETURN" means any federal, state, local or foreign return, report, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any
Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

                           3.1.10   ENVIRONMENTAL  MATTERS.  The  Company  is in
compliance in all material respects with all applicable Environmental Laws. "ENVIRONMENTAL LAWS" means all applicable federal, state, local or foreign statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of human health or the environment, and similar state laws.

                           3.1.11   CONTRACTS  AND   COMMITMENTS.   The  Company
Disclosure Schedule contains a true, complete and accurate list of each of the following written, and to the Company's knowledge, oral, contracts, agreements, understandings or other obligations to which the Company is a party or by which any of its assets or properties are bound (together the "COMPANY CONTRACTS"):

                                    (a)      all   rental  or  use   agreements,
contracts, covenants or obligations which may involve the payment by or to the Company of more than $25,000;

                                    (b)      any contract, agreement, commitment
or obligation to make any capital expenditures in excess of $25,000;

                                    (c)      contracts, agreements,  commitments
or other obligations with any person containing any provision or covenant limiting the ability of the Company to engage in any line of business or to compete with or to obtain products or services from any person or limiting the ability of any person to compete with or to provide products or services to, or obtain products or services from, the Company, or covering indemnification of another person other than in the ordinary course of business;

                                    (d)      any   profit-sharing   or   similar
contract, agreement, understanding or obligation with any person;

                                    (e)      contracts, agreements,  commitments
or other obligations with respect to the purchase or sale by or to the Company of any product, equipment, facility, or similar item that by their respective terms do not expire or terminate or are not terminable by the Company, without penalty, premium or other liability within 30 days or may involve the payment by or to the Company of more than $25,000;

                                    (f)      contracts, agreements,  commitments
or other obligations to provide services or facilities by or to the Company or to or by another person which is not terminable by the Company within 30 days without penalty, premium or other liability or involving payment by Company or the other person of more than $25,000;

                                    (g)      all  other  contracts,  agreements,
commitments or other obligations whether or not made in the ordinary course of business which may involve the expenditure by the Company of funds in excess of $25,000 per commitment (or under a group of similar commitments), or are otherwise material to the Company; or

                                    (h)      all  other  contracts,  agreements,
commitments, or other obligations of any kind that involve or relate to any shareholder, officer, director, employee or consultant of the Company or any affiliate (as defined in SECTION 9.2) or relative thereof.

                           3.1.12   COMPANY  CONTRACT  DEFAULTS.  The Company is
not, or has not, received any notice or has any knowledge that any other party is, in default in any respect under any Company Contract; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default.

                           3.1.13   PROPERTIES.  The Company has good, clear and
marketable title to all the tangible properties and tangible assets reflected in the Company's latest balance sheet as being owned by the Company or acquired after the date thereof which are, individually or in the aggregate, material to the Company's business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all material liens.

                           3.1.14   INTELLECTUAL PROPERTY RIGHTS.

                                    (a)      For  purposes  of  this  Agreement,
"INTELLECTUAL  PROPERTY" means shall mean any and all United States and foreign:
(i) patent registrations and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations) and all rights therein and all improvements to the inventions disclosed in each such registration, patent or application, (ii) trademarks, service marks, trade dress, trade names and corporate names, whether or not registered, including but not limited to all common law rights, and registrations and applications for registration thereof, (iii) copyrights (including but not limited to copyrights on designs) (registered or otherwise) and registrations and applications for registration thereof, (iv) computer software, including, without limitation, source code, operating systems and specifications, data, data bases, files, documentation and other materials related thereto, data and documentation, (v) trade secrets and confidential technical and business information (including but not limited to formulas, compositions, and inventions reduced to practice, whether or not patentable), (vi) confidential technology (including know-how and show-how), manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vii) any right arising under any law providing protection to industrial or other designs, (viii) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, and (ix) all rights to sue or recover and retain damages and costs and attorneys fees for present and past infringement of any of the foregoing.

                                    (b)      The Company owns, or is licensed or
otherwise has the valid rights to use, all Intellectual Property used in the conduct of its business. The Company Disclosure Schedule contains an accurate and complete list of all material (i) Intellectual Property owned by the Company, (ii) Intellectual Property licensed to the Company, including a list of all agreements related thereto, (iii) licenses granted by the Company to others to use the Company's Intellectual Property, including a list of all agreements related thereto (in each case excluding licenses available in consumer retail stores or subject to "shrink-wrap" license agreements) (collectively, the "COMPANY INTELLECTUAL PROPERTY"). The Company owns all right, title and interest in and to the Intellectual Property owned by it, free and clear of any liens or encumbrances. The Company has the sole and exclusive right to use the Company Intellectual Property licensed to it, and the consummation of the transaction contemplated hereby will not alter or impair any such rights. No claims have been asserted by any person challenging or questioning the validity or effectiveness of any licenses or agreements related to the Intellectual Property licensed by, or licensed to, the Company, and to the knowledge of the Company, there is no valid basis for any such claim. To the knowledge of the Company, the use by the Company of any Intellectual Property owned or licensed to it does not violate or infringe the rights of any person. To the knowledge of the Company, neither the Company nor any other person is in default under any license or other agreement relating to any Company Intellectual Property, and all such licenses and agreements are valid, in full force and effect and enforceable. The Company has taken reasonable steps to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, the Company Intellectual Property. No present or former employee or consultant of the Company owns or has any proprietary, financial or other interest, direct or indirect (other than through ownership of Company Shares), in whole or in part, in any Company Intellectual Property.

                           3.1.15   TRANSACTIONS   WITH  RELATED  PARTIES.   The
Company is not a party to any contract, lease, license, commitment or arrangement, written or oral, which, were the Company a "registrant" under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), would be required to be disclosed pursuant to Item 404(a) or (c) of Regulation S-K as promulgated by the Securities and Exchange Commission (the "SEC"), and there are no loans outstanding to or from any person specified in Item 404(a) of Regulation S-K from or to the Company.

                           3.1.16   NO  GUARANTIES.  None of the  obligations or
liabilities of the Company incurred in connection with the operation of its business is guaranteed by or subject to a similar contingent obligation of any other person. The Company has not guaranteed or become subject to a similar contingent obligation in respect of the obligations or liabilities of any other person. There are no outstanding letters of credit, surety bonds or similar instruments of the Company or any of its affiliates.

                           3.1.17   INSURANCE.   The   Company   is  insured  by
insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company is engaged. The Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

                           3.1.18   RECORDS.  The  books of  account,  corporate
records and minute books of the Company are complete and correct in all material respects.

                           3.1.19   NO  BROKERS  OR  FINDERS.   Other  than  its
engagement of WestPark Capital, Inc., the Company has not, and its affiliates, officers, directors or employees have not, employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the transactions contemplated hereby.

                           3.1.20   INVESTMENT REPRESENTATIONS.

                                    (a)      For the  purpose  of  this  SECTION
3.1.20, the term "Parent Common Stock" shall include any securities into which the Parent Common Stock may be exchanged or converted.

                                    (b)      The  Company has  informed  each of
the Shareholders (i) that the shares of Parent Common Stock to be issued to such Shareholder pursuant to this Agreement have not been registered for sale under any federal or state securities laws and that such shares of Parent Common Stock are being offered and sold to such Stockholder pursuant to an exemption from registration provided under Regulation S and/or Section 4(2) of the Securities Act, (ii) that such Shareholder is acquiring such shares of Parent Common Stock for such Shareholder's own account for investment purposes and without a view to any distribution thereof, and (iii) that such Shareholder must bear the economic risk of the investment in such shares of Parent Common Stock for an indefinite period of time as such shares of Parent Common Stock cannot be sold unless subsequently registered under such laws or unless an exemption from registration is available.

                                    (c)      Each of the Shareholders is either:

                                             (i)      is     an      "accredited
investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or

                                              (ii)    (A) is not a "U.S. person"
within the meaning of Rule 901 of Regulation S under the Securities Act, (B) is not acquiring the Parent Common Stock for the account of or benefit of any U.S. person, and (C) is not a U.S. person who purchased securities in a transaction that did not require registration under the Securities Act.

                                    (d)      Each  Shareholder  will  resell the
Parent Common Stock acquired pursuant hereto only in accordance with the provisions of this Regulation S under the Securities Act (if applicable), pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

                                    (e)      Each   Shareholder   described   in
Section 3.1.20(C)(II) above will refrain from engaging in hedging transactions with regard to the Parent Common Stock acquired pursuant hereto unless in compliance with the Securities Act.

                                    (f)      The   Company   agrees   that   the
certificates   evidencing   the  shares  of  Parent   Common  Stock  shall  bear
substantially the following legend:

         "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH [REGULATION S UNDER THE ACT,] PURSUANT TO A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT. [HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT]."

                                    (g)      With   respect  to  any  shares  of
Parent Common Stock issued pursuant hereto in reliance on the exemption from registration under the Securities Act provided by Regulation S under the Securities Act, Parent shall refuse to register any transfer of such Parent Common Stock not made in accordance with the provisions of such Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

                           3.1.21   TAX REPORTING. Consistent with the intent of
the parties hereto, the Company shall treat, and cause its affiliates to so treat, the Merger as a reorganization under Section 368(a)(1)(A) by reason of
Section 368(a)(2)(E) with respect to all Tax Returns, to the extent consistent with law.

                           3.1.22   BOARD RECOMMENDATION. The Board of Directors
of the Company has unanimously determined that the terms of the Merger are fair to and in the best interests of the shareholders of the Company and recommended that the holders of the Company Shares approve the Merger.

                           3.1.23   REQUIRED  COMPANY VOTE. The affirmative vote
of the holders of a majority of the Company Shares is the only vote of the holders of any class or series of the Company's securities necessary to approve the Merger (the "COMPANY SHAREHOLDER APPROVAL").

                  3.2 REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Except as set forth in the disclosure schedule delivered by Parent to the Company at the time of execution of this Agreement (the "PARENT DISCLOSURE SCHEDULE"), Parent and Sub represent and warrant to the Company as follows:

                           3.2.1    ORGANIZATION,  STANDING AND CORPORATE POWER.
Each of Parent, Sub and the other Parent Subsidiaries (as defined in SECTION 3.2.2) is (or at Closing will be) duly organized, validly existing and in good standing under the laws of its State of organization, and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent, Sub and the other Parent Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect with respect to Parent.

                           3.2.2    SUBSIDIARIES.  The only  direct or  indirect
subsidiaries of Parent are listed in the Parent Disclosure Schedule (together with Sub, the "PARENT SUBSIDIARIES"). All the outstanding shares of capital stock of each such Parent Subsidiary which is a corporation have been validly issued and are fully paid and nonassessable and, except as set forth in the Parent Disclosure Schedule, are owned (of record and beneficially) by Parent, free and clear of all lien or encumbrances of any kind. Except for the capital stock of its subsidiaries, which are corporations, Parent does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, business association, joint venture or other entity.

                           3.2.3    CAPITAL  STRUCTURE.  The authorized  capital
stock of Parent consists of 50,000,000 shares of Parent Common Stock, $0.001 par value, of which 1,009,643 shares of Parent Common Stock shall be issued and outstanding immediately prior to the Effective Time of the Merger and no shares of Parent Common Stock are issuable upon the exercise of outstanding warrants, convertible notes, options and otherwise. Except as set forth above, no shares of capital stock or other equity securities of Parent are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and, not subject to preemptive rights, and issued in compliance with all applicable state and federal laws concerning the issuance of securities. There are no outstanding bonds, debentures, notes or other indebtedness or other securities of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent or any of its subsidiaries is a party or by which any of them is bound obligating Parent or any its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity securities of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity securities of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations, commitments, understandings or arrangements of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of Parent or any of its subsidiaries. There are no agreements or arrangements pursuant to which Parent is or could be required to register shares of Parent Common Stock or other securities under the Securities Act or other agreements or arrangements with or among any securityholders of Parent with respect to securities of Parent. The authorized capital stock of Sub consists of 1,000 shares of common stock, of which 1,000 shares have been validly issued, are fully paid and nonassessable, were issued in compliance with all applicable state and federal laws concerning the issuance of securities, and are owned by Parent, free and clear of any lien.

                           3.2.4    AUTHORITY; NONCONTRAVENTION.  Parent and Sub
have all requisite corporate authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been (or at Closing will have been) duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of each of Parent and Sub, enforceable against each such party in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of Parent or any of its subsidiaries under, (i) the articles of incorporation or bylaws of Parent or Sub or the comparable charter or organizational documents of any other subsidiary of Parent, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or liens that individually or in the aggregate could not have a material adverse effect with respect to Parent or could not prevent, hinder or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent, Sub or any other subsidiary of Parent in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for the filing of the Articles of Merger with the Department of Commerce of the State of Utah and the Registry of Corporate Affairs of the British Virgin Islands, as required, and such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as may be required under the "blue sky" laws of various states.

                           3.2.5    SEC  DOCUMENTS;   UNDISCLOSED   LIABILITIES.
Parent has filed all reports, schedules, forms, statements and other documents as required by the SEC in a timely basis (or has received a valid extension of such time of filing and has filed any such reports or other documents prior to the expiration of any such extension), and Parent has delivered or made available to the Company all reports, schedules, forms, statements and other documents filed with the SEC (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "PARENT SEC DOCUMENTS"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC documents, and none of the Parent SEC Documents (including any and all consolidated financial statements included therein) as of such date contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent revised or superseded by a subsequent filing with the SEC (a copy of which has been provided to the Company prior to the date of this Agreement), none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in such Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly and accurately present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations and changes in cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments as determined by Parent's independent accountants). Except as set forth in the Parent SEC Documents, at the date of the most recent audited financial statements of Parent included in the Parent SEC Documents, neither Parent nor any of its subsidiaries had, and since such date neither Parent nor any of such subsidiaries has incurred, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, could reasonably be expected to have a material adverse effect with respect to Parent.

                           3.2.6    ABSENCE OF CERTAIN CHANGES OR EVENTS. Except
as disclosed in the Parent SEC Documents, since the date of the most recent financial statements included in the Parent SEC Documents, Parent has conducted its business only in the ordinary course consistent with past practice in light of its current business circumstances, and there is not and has not been: (i) any material adverse change with respect to Parent; (ii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a material adverse effect or give rise to a material adverse change with respect to Parent; (iii) any event which, if it had taken place following the execution of this Agreement, would not have been permitted by SECTION 4.1 without the prior consent of the Company; or (iv) any condition, event or occurrence which could reasonably be expected to prevent, hinder or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement.

                           3.2.7    INTERIM OPERATIONS OF SUB. Sub was formed in
March 2004 solely for the purpose of engaging in the transactions contemplated hereby, has (or will have) engaged in no other business activities and has (or will have) conducted its operations only as contemplated hereby.

                           3.2.8    LITIGATION;  LABOR MATTERS;  COMPLIANCE WITH
LAWS.

                                    (a)      There   is  no  suit,   action   or
proceeding or investigation pending or, to the knowledge of Parent, threatened against or affecting Parent or any basis for any such suit, action, proceeding or investigation that, individually or in the aggregate, could reasonably be expected to have a material adverse effect with respect to Parent or prevent, hinder or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent having, or which, insofar as reasonably could be foreseen by Parent, in the future could have, any such effect.

                                    (b)      Parent  is not a party to, or bound
by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor is there any strike, work stoppage or other labor dispute involving it pending or, to its knowledge, threatened, any of which could have a material adverse effect with respect to Parent.

                                    (c)      The  conduct  of  the  business  of
Parent complies in all material respects with all statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or arbitration awards applicable thereto.

                           3.2.9    BENEFIT PLANS.  Parent is not a party to any
Benefit Plan under which Parent currently has an obligation to provide benefits to any current or former employee, officer or director of Parent.

                           3.2.10   CERTAIN EMPLOYEE  PAYMENTS.  Parent is not a
party to any employment agreement which could result in the payment to any current, former or future director or employee of Parent of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee or director as a result of the transactions contemplated by this Agreement, whether or not (i) such payment, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code), or (ii) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

                           3.2.11   TAX  RETURNS  AND TAX  PAYMENTS.  Parent has
timely filed all Tax Returns required to be filed by it, has paid all Taxes shown thereon to be due and has provided adequate reserves in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. No claim for unpaid Taxes has been made or become a lien against the property of Parent or is being asserted against Parent, no audit or examination of any Tax Return of Parent is being conducted by a tax authority, and no extension of the statute of limitations on the assessment of any Taxes has been granted by Parent and is currently in effect.

                           3.2.12   ENVIRONMENTAL   MATTERS.    Parent   is   in
compliance in all material respects with all applicable Environmental Laws. No material expenditures are or will be required in order for Parent to comply with any applicable Environmental Law. No Hazardous Materials are used or have been used, stored, or disposed of by Parent or by any other person on any property owned, leased or used by Parent. Parent has not received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental Laws or any liabilities, including any investigatory, remedial or corrective liabilities, relating to Parent, its sub-surface mineral rights, or its facilities arising under Environmental Laws. Neither Parent nor any of its predecessors or affiliates has, either expressly or by operation of law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other person relating to Environmental Laws. Without limiting the foregoing, Parent does not have any liabilities for clean-up, remediation or other liabilities under Environmental Laws arising out of or in connection with its exploration, production or other mining activities. For purposes of this Agreement, "HAZARDOUS MATERIALS" means (a) petroleum and petroleum products, heavy metals, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls, and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants" or "pollutants", or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substances exposure to which is regulated by any Governmental Entity.

                           3.2.13   CONTRACTS   AND   COMMITMENTS.   The  Parent
Disclosure Schedule contains a true, complete and accurate list of each of the following written, and to Parent's knowledge, oral, contracts, agreements, understandings or other obligations to which Parent is a party or by which any of its assets or properties are bound (together the "PARENT CONTRACTS"):

                                    (a)      all   rental  or  use   agreements,
contracts, covenants or obligations which may involve the payment by or to Parent of more than $25,000;

                                    (b)      any contract, agreement, commitment
or obligation to make any capital expenditures in excess of $25,000;

                                    (c)      contracts, agreements,  commitments
or other obligations with any person containing any provision or covenant limiting the ability of Parent to engage in any line of business or to compete with or to obtain products or services from any person or limiting the ability of any person to compete with or to provide products or services to, or obtain products or services from, Parent, or covering indemnification of another person other than in the ordinary course of business;

                                    (d)      any   profit-sharing   or   similar
contract, agreement, understanding or obligation with any person;

                                    (e)      contracts, agreements,  commitments
or other obligations with respect to the purchase or sale by or to Parent of any product, equipment, facility, or similar item that by their respective terms do not expire or terminate or are not terminable by Parent, without penalty, premium or other liability within 30 days or may involve the payment by or to Parent of more than $25,000;

                                    (f)      contracts, agreements,  commitments
or other obligations to provide services or facilities by or to Parent or to or by another person which is not terminable by Parent within 30 days without penalty, premium or other liability or involving payment by Parent or the other person of more than $25,000;

                                    (g)      all  other  contracts,  agreements,
commitments or other obligations whether or not made in the ordinary course of business which may involve the expenditure by Parent of funds in excess of $25,000 per commitment (or under a group of similar commitments), or are otherwise material to Parent; or

                                    (h)      all  other  contracts,  agreements,
commitments, or other obligations of any kind that involve or relate to any shareholder, officer, director, employee or consultant of Parent or any affiliate or relative thereof.

                           3.2.14   PARENT CONTRACT DEFAULTS.  Parent is not, or
has not, received any notice or has any knowledge that any other party is, in default in any respect under any Parent Contract; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default.

                           3.2.15   PROPERTIES.   Parent  has  good,  clear  and
marketable title to all the tangible properties and tangible assets reflected in the Parent's latest balance sheet included in the Parent SEC Documents (the "PARENT BALANCE SHEET") as being owned by Parent or acquired after the date thereof which are, individually or in the aggregate, material to Parent's business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all liens or encumbrances of any kind.

                           3.2.16   INTELLECTUAL  PROPERTY RIGHTS.  Parent owns,
or is licensed or otherwise has the valid rights to use, all Intellectual Property used in the conduct of its business. The Parent Disclosure Schedule contains an accurate and complete list of all material (i) Intellectual Property owned by the Parent, (ii) Intellectual Property licensed to Parent, including a list of all agreements related thereto, (iii) licenses granted by Parent to others to use Parent's Intellectual Property, including a list of all agreements related thereto (in each case excluding licenses available in consumer retail stores or subject to "shrink-wrap" license agreements) (collectively, the "PARENT INTELLECTUAL PROPERTY"). Parent owns all right, title and interest in and to the Intellectual Property owned by it, free and clear of any liens or encumbrances. Parent has the sole and exclusive right to use the Parent Intellectual Property licensed to it, and the consummation of the transaction contemplated hereby will not alter or impair any such rights. No claims have been asserted by any person challenging or questioning the validity or effectiveness of any licenses or agreements related to the Intellectual Property licensed by, or licensed to, Parent, and to the knowledge of Parent, there is no valid basis for any such claim. To the knowledge of Parent, the use by Parent of any Intellectual Property owned or licensed to it does not violate or infringe the rights of any person. To the knowledge of Parent, neither Parent nor any other person is in default under any license or other agreement relating to any Parent Intellectual Property, and all such licenses and agreements are valid, in full force and effect and enforceable. Parent has taken reasonable steps to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, the Parent Intellectual Property. No present or former employee or consultant of Parent owns or has any proprietary, financial or other interest, direct or indirect (other than through ownership of Parent Common Stock), in whole or in part, in any Parent Intellectual Property.

                           3.2.17   TRANSACTIONS  WITH  RELATED  PARTIES.  Other
than as described in the Parent SEC Documents, Parent is not a party to any contract, lease, license, commitment or arrangement, written or oral, which would be required to be disclosed pursuant to Item 404(a) or (c) of Regulation S-K as promulgated by the SEC, and there are no loans outstanding to or from any person specified in Item 404(a) of Regulation S-K from or to the Company.

                           3.2.18   NO  GUARANTIES.  None of the  obligations or
liabilities of Parent incurred in connection with the operation of its business is guaranteed by or subject to a similar contingent obligation of any other person. Parent has not guaranteed or become subject to a similar contingent obligation in respect of the obligations or liabilities of any other person. There are no outstanding letters of credit, surety bonds or similar instruments of Parent or any of its affiliates.

                           3.2.19   INSURANCE.  Parent is insured by insurers of
recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which Parent is engaged. Parent does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

                           3.2.20   RECORDS.  The  books of  account,  corporate
records and minute books of Parent are complete and correct in all material respects. Complete and accurate copies of all such books of account, corporate records and minute books and of the stock register of Parent have been provided to the Comapny.

                           3.2.21   NO BROKERS OR FINDERS.  Parent has not,  and
its affiliates, officers, directors or employees have not, employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the transactions contemplated hereby.

                           3.2.22   TAX REPORTING. Consistent with the intent of
the parties hereto, Parent shall treat, and cause its affiliates to so treat, the Merger as a reorganization under Section 368(a)(1)(A) by reason of Section 368(a)(2)(E) with respect to all Tax Returns, to the extent consistent with law.

                           3.2.23   SARBANES-OXLEY;      INTERNAL     ACCOUNTING
CONTROLS. Parent is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. Parent and the Parent Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Parent has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for Parent and designed such disclosure controls and procedures to ensure that material information relating to Parent, including its subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which Parent's most recently filed periodic report under the Exchange Act, as the case may be, is being prepared. Parent's certifying officers have evaluated the effectiveness of Parent's controls and procedures as of the date prior to the filing date of the most recently filed periodic report under the Exchange Act (such date, the "EVALUATION DATE"). Parent presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in Parent's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to Parent's knowledge, in other factors that could significantly affect Parent's internal controls.

                           3.2.24   APPLICATION OF TAKEOVER PROTECTIONS.  Parent
and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Parent's Articles of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Company or the Shareholders as a result of the transaction contemplated by this Agreement, including without limitation Parent's issuance of the Parent Common Stock pursuant hereto.

                           3.2.25   PRIVATE PLACEMENT.  Assuming the accuracy of
the representations and warranties set forth in SECTION 3.1.20, no registration under the Securities Act is required for the offer and issuance of the Parent Common Stock by Parent to the Shareholders of the Company at the Effective Time of the Merger as contemplated hereby.

                           3.2.26   NO   INTEGRATED   OFFERING.   Assuming   the
accuracy of the representations and warranties set forth in SECTION 3.1.20, neither Parent, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the issuance of the Parent Common Stock pursuant to this Agreement to be integrated with prior offerings by Parent for purposes of the Securities Act.

                           3.2.27   REGISTRATION RIGHTS. No person has any right
to cause Parent to effect the registration under the Securities Act of any securities of Parent.

                           3.2.28   SPIN-OFF    OF   MINING    INTERESTS.    The
contemplated contribution of Parent's mining rights and interests to its Nevada subsidiary and the distribution of the capital stock of such subsidiary to Parent's shareholders immediately subsequent to the Effective Time of the Merger (the "SPIN-OFF") will not result in any Tax obligations or liabilities of Parent or other adverse Tax consequences with respect to Parent. The Spin-Off will be concluded by

Parent in compliance with the Securities Act and all applicable securities laws of any Governmental Entity. The Distribution Agreement, dated on or about March 5, 2004, by and among Parent; Tintic Gold Mining Company, a Nevada corporation and wholly-owned subsidiary of Parent; and George P. Christopulos, Hugh N. Coltharp and Jack R. Coombs (the "DISTRIBUTION AGREEMENT") has been duly executed by all persons which are parties thereto and constitutes the valid and binding obligation of each person a party thereto, enforceable in accordance with its terms. For avoidance of doubt, the Shareholders of the Company shall not participate in the Spin-Off and their respective shares of Parent Common Stock to be issued under the Agreement as Merger Consideration shall not be entitled to receive any dividend related to the Spin-Off.

                           3.2.29   BOARD RECOMMENDATION. The Board of Directors
of Parent has unanimously determined that the terms of the Merger are fair to and in the best interests of the shareholders of Parent.

         4.       COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER.

                  4.1 CONDUCT OF COMPANY AND PARENT. Except as expressly permitted by this Agreement, between the date of this Agreement and the Effective Time of the Merger, each of Parent and the Company shall conduct its business only in the ordinary course in substantially the same manner as heretofore conducted, and use all its reasonable efforts to preserve intact its present business organization and employees and to preserve the goodwill of persons with which it has business relations. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, between the date of this Agreement and the Effective Time of the Merger, each of Parent and the Company shall pay accounts payable and pay and perform other obligations of its business when they become due and payable in the ordinary course of business consistent with past practice, or when required to be performed, as the case may be, and shall (unless otherwise mutually agreed to in writing):

                           4.1.1    not  amend  or  alter  its   memorandum   or
articles of incorporation, bylaws, or similar charter documents;

                           4.1.2    not engage in any transaction, except in the
normal and ordinary course of business, or create or suffer to exist any lien or other encumbrance upon any of its assets or which will not be discharged in full prior to the Effective Time of the Merger;

                           4.1.3    not sell,  assign or otherwise  transfer any
of its assets, or cancel or compromise any debts or claims relating to their assets, other than for fair value, in the ordinary course of business, and consistent with past practice;

                           4.1.4    not  fail  to  use  reasonable   efforts  to
preserve intact its present business organizations, keep available the services of their employees and preserve its material relationships with customers, suppliers, licensors, licensees, distributors and others, to the end that its good will and on-going business not be impaired prior to the Effective Time of the Merger;

                           4.1.5    except for matters  related to complaints by
former employees related to wages, not suffer or permit any material adverse change to occur with respect to Company and Parent or their business or assets;

                           4.1.6    not organize any  subsidiary  or acquire any
capital stock or other equity securities of any person or any equity or ownership interest in any business, other than in connection with the Spin-Off and as contemplated by the Distribution Agreement;

                           4.1.7    not enter into any  instrument  which  would
constitute a Company Contract or Parent Contract, as applicable, or enter into any material amendment, supplement or waiver in respect of any such Company Contract or Parent Contract;

                           4.1.8    not incur any  severance  pay  obligation by
reason of this Agreement or the transactions contemplated hereby;

                           4.1.9    not  grant or extend  any power of  attorney
other than in the ordinary course of business which does not affect a material part of its business;

                           4.1.10   keep  in full  force  and  effect  insurance
comparable in amount and scope of coverage to insurance now carried by it;

                           4.1.11   not make any material change with respect to
their business in accounting or bookkeeping methods, principles or practices, except as required by GAAP.

                           4.1.12   promptly  advise the other  party in writing
of any material adverse effect with respect to it; or

                           4.1.13   agree  or  otherwise   commit,   whether  in
writing or otherwise, to do, or take any action or omit to take any action that would result in, any of the foregoing.

         5.       ADDITIONAL AGREEMENTS.

                  5.1 SHAREHOLDERS MEETINGS. The Company shall, as promptly as practicable following the execution of this Agreement, call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement and the transactions contemplated by this Agreement or obtain the unanimous written consent of its shareholders (if legally permitted) for the same aforementioned purpose. Sub shall, as promptly as practicable following the execution of this Agreement, call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement and the transactions contemplated by this Agreement or obtain the unanimous written consent of its shareholders (if legally permitted) for the same aforementioned purpose.

                  5.2      ACCESS TO INFORMATION; CONFIDENTIALITY.

                           5.2.1    The  Company  shall,  and  shall  cause  its
officers, employees, counsel, financial advisors and other representatives to, afford to Parent and its representatives reasonable access during normal business hours during the period prior to the Effective Time of the Merger to its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause its officers, employees and representatives to, furnish promptly to Parent all information concerning its business, properties, financial condition, operations and personnel as such other party may from time to time reasonably request. For the purposes of determining the accuracy of the representations and warranties of the Company set forth herein and compliance by the Company of its obligations hereunder, during the period prior to the Effective Time of the Merger, Parent shall provide the Company and its representatives with reasonable access during normal business hours to its properties, books, contracts, commitments, personnel and records as may be necessary to enable the Company to confirm the accuracy of the representations and warranties of Parent set forth herein and compliance by Parent and Sub of their obligations hereunder, and, during such period, Parent shall, and shall cause its subsidiaries, officers, employees and representatives to, furnish promptly to the Company upon its request (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties, financial condition, operations and personnel as such other party may from time to time reasonably request. Except as required by law, each of the Company, Sub, and Parent will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence.

                           5.2.2    No  investigation  pursuant to this  SECTION
5.2 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

                  5.3 BEST EFFORTS. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement. Parent, Sub and the Company will use their best efforts and cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, waivers, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any Governmental Entities or third parties, including parties to loan agreements or other debt instruments and including such consents, approvals, waivers, permits or authorizations as may be required to transfer the assets and related liabilities of the Company to the Surviving Corporation in the Merger, in connection with the transactions contemplated by this Agreement, and (ii) in promptly making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, permits or authorizations. Parent and the Company shall mutually cooperate in order to facilitate the achievement of the benefits reasonably anticipated from the Merger.

                  5.4 PUBLIC ANNOUNCEMENTS. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof. Notwithstanding the foregoing, Company may disclose the contemplated Merger in letters to the Company's optionees for purposes of fulfilling the Company's obligations under any stock option or incentive plan of the Company.

                  5.5 AMENDING SCHEDULES. From time to time prior to the Closing, the Company and Parent shall promptly supplement or amend the Company Disclosure Schedules or Parent Disclosure Schedules, as applicable, hereto with respect to any matter arising after the date of this Agreement which, if existing or occurring at the date of this Agreement, would have been required to have been set forth in the Company Disclosure Schedules or Parent Disclosure Schedules, as applicable. Such supplement or amendment shall have the effect of curing any related misrepresentation or breach of warranty made in connection with the transactions contemplated by this Agreement; PROVIDED, HOWEVER, each party shall have a commercially reasonable period of time following receipt of any supplemented or amended Company Disclosure Schedules or Parent Disclosure Schedules, as applicable, to elect (i) to terminate this Agreement without any further liability to any other party hereunder, or (ii) in such non-amending party's sole discretion, to elect to waive such breach and consummate the transactions contemplated by this Agreement.

                  5.6 EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, and Parent shall pay and discharge all of its costs and expenses on or prior to the Effective Time of the Merger.

                  5.7 DIRECTORS AND OFFICERS. On or prior to the Effective Date, Parent shall take each of the following actions:

                           5.7.1    Parent shall have  obtained and provided the
Company with copies of written resignations from each of its directors and officers, which resignations shall be effective: (i) with respect to all officers of Parent and one director of Parent, at the Effective Time of the Merger, and (ii) with respect to the remaining directors, on the date which is ten (10) days following filing with the Securities and Exchange Commission and transmission to all shareholders of Parent of an information statement meeting the requirements of Rule 14f-1 under the Exchange Act (such date is referred to herein as the "BOARD TRANSITION DATE").

                           5.7.2    Parent  shall have taken all action to cause
Wei Li and Da-chang Ju to be elected to its Board of Directors effective as of the Effective Date of the Merger and for James Nian Zhan, Lian-jun Luo and Yun-long Zhang to be elected to its Board of Directors effective as of the Board Transition Date.

                           5.7.3    Parent   shall   have   appointed   each  of
following individuals to the office set forth opposite such individual's name, effective as of the Effective Date of the Merger:

         NAME                    TITLE
         Wei Li                  Chairman of the Board & Chief Executive Officer
         Lian-jun Luo            Chief Financial Officer

         James Nian Zhan         Secretary

                  5.8 POST-CLOSING CONDUCT OF BUSINESS. Except as expressly permitted by this Agreement, between the Closing and the Board Transition Date, Parent shall conduct the combined business of Parent and the Company only in the ordinary course in substantially the same manner as heretofore conducted, and use all its reasonable efforts to preserve intact the combined business organization and employees and to preserve the goodwill of persons with which it has business relations. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or consented to in writing by each of the directors appointed to Parent's Board of Directors at the Effective Time of the Merger pursuant to SECTION 5.7.2, between the Closing and the Board Transition Date, Parent shall:

                           5.8.1    not   amend  or  alter   its   articles   of
incorporation or bylaws, except as provided in SECTION 5.9 below;

                           5.8.2    not engage in any transaction, except in the
normal and ordinary course of business, or create or suffer to exist any lien or other encumbrance upon any of its assets;

                           5.8.3    not sell,  assign or otherwise  transfer any
of its assets, or cancel or compromise any debts or claims relating to their assets, other than for fair value, in the ordinary course of business;

                           5.8.4    not  fail  to  use  reasonable   efforts  to
preserve intact its present business organizations, keep available the services of their employees and preserve its material relationships with customers, suppliers, licensors, licensees, distributors and others, to the end that its good will and on-going business not be impaired prior to the Board Transition Date;

                           5.8.5    not  suffer or permit any  material  adverse
change to occur with respect to Parent or its business or assets;

                           5.8.6    not organize any  subsidiary  or acquire any
capital stock or other equity securities of any person or any equity or ownership interest in any business, other than in connection with the Spin-Off and as contemplated by the Distribution Agreement;

                           5.8.7    not enter into any  instrument  which  would
constitute a Parent Contract, as applicable, or enter into any material amendment, supplement or waiver in respect of any such Parent Contract;

                           5.8.8    not  grant or extend  any power of  attorney
other than in the ordinary course of business which does not affect a material part of its business;

                           5.8.9    not make any material change with respect to
its business in accounting or bookkeeping methods, principles or practices, except as required by GAAP;

                           5.8.10   not  issue  any note,  bond,  or other  debt
security or created, incurred, assumed, or guaranteed any liability for borrowed money or capitalized lease contract;

                           5.8.11   not declare, set aside, or paid any dividend
or made any distribution with respect to its equity securities (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its equity securities, except as provided in SECTION 5.9; or

                           5.8.12   agree  or  otherwise   commit,   whether  in
writing or otherwise, to do, or take any action or omit to take any action that would result in, any of the foregoing.

                  5.9 STOCK SPLIT; NAME CHANGE. Following the Effective Date of the Merger, Parent and the Company shall cause the Board of Directors to approve: (i) a four-for-one forward stock split with respect to the Parent Common Stock (such that each holder of Parent Common Stock will receive three
(3) additional shares of Parent Common Stock for every share of Parent Common Stock held on the record date of the stock split), and (ii) a change the corporate name of Parent to such name as shall be directed by the Company.

                  5.10 NO SOLICITATION. Except as previously agreed to in writing by the other party, neither Company nor Parent shall authorize or permit any of its officers, directors, agents, representatives, or advisors to (a) solicit, initiate or encourage or take any action to facilitate the submission of inquiries, proposals or offers from any person relating to any matter concerning any merger, consolidation, business combination, recapitalization or similar transaction involving Company or Parent, respectively, other than the transaction contemplated by this Agreement or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Merger or which would or could be expected to dilute the benefits to the Company of the transactions contemplated hereby. The Company or Parent will immediately cease and cause to be terminated any existing activities, discussions and negotiations with any parties conducted heretofore with respect to any of the foregoing.

         6.       CONDITIONS PRECEDENT.

                  6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

                           6.1.1    SHAREHOLDER  APPROVAL.  Each of the  Company
Shareholder Approval and the approval of Sub's shareholders shall have been obtained.

                           6.1.2    OTCBB CLEARANCE. The shares of Parent Common
Stock shall have been cleared for quotation on the Over-the-Counter Bulletin Board.

                           6.1.3    NO INJUNCTIONS  OR RESTRAINTS.  No temporary
restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

                           6.1.4    NO  DISSENT.  Holders  of no more  than five
percent (5%) of the Company Shares shall have dissented to the Merger.

                  6.2 CONDITIONS TO OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

                           6.2.1    REPRESENTATIONS    AND    WARRANTIES.    The
representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, unless made as of another date, in which case they shall be true and correct in all material respects as of such date. Parent shall have received a certificate signed on behalf of the Company by the President or Chief Executive Officer of the Company to such effect.

                           6.2.2    PERFORMANCE  OF  OBLIGATIONS OF THE COMPANY.
The Company shall have performed the obligations required to be performed by it under this Agreement at or prior to the Closing Date (except for such failures to perform as have not had or could not reasonably be expected, either individually or in the aggregate, to have a material adverse effect with respect to the Company or adversely affect the ability of the Company to consummate the transactions herein contemplated or perform its obligations hereunder), and Parent shall have received a certificate signed on behalf of the Company by the President or Chief Executive Officer of the Company to such effect.

                           6.2.3    CONSENTS,  ETC.  Parent shall have  received
evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as necessary in connection with the transactions contemplated hereby have been obtained.

                           6.2.4    NO LITIGATION. There shall not be pending or
threatened by any Governmental Entity any suit, action or proceeding (or by any other person any suit, action or proceeding which has a reasonable likelihood of success), (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its subsidiaries any damages that are material in relation to Parent and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of its subsidiaries of any material portion of the business or assets of the Company, Parent or any of its subsidiaries, or to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of its subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent or Sub to acquire or hold, or exercise full rights of ownership of, any Company Shares or Common Stock of the Surviving Corporation, including, without limitation, the right to vote the Company Shares or Common Stock of the Surviving Corporation on all matters properly presented to the shareholders of the Company or the Surviving Corporation, respectively, or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company.

                           6.2.5    LEGAL  OPINION.  Parent shall have  received
the legal opinion of counsel to the Company, in substantially the form of EXHIBIT A hereto.

                           6.2.6    SECRETARY'S  CERTIFICATE.  Parent shall have
received a certificate of the Secretary or Assistant Secretary of the Company certifying (i) a true and complete copy of the resolutions duly and validly adopted by the Board of Directors of the Company evidencing the authorization of the execution and delivery of this Agreement, (ii) the names and signatures of the officers of the Company authorized to sign this Agreement and the other documents to be delivered hereunder and (iii) a true and complete copy of the Memorandum of Association and Articles of Association of the Company.

                  6.3      CONDITIONS  TO   OBLIGATION   OF  THE  COMPANY.   The
obligation of the Company to effect the Merger is further subject to the following conditions:

                           6.3.1    REPRESENTATIONS    AND    WARRANTIES.    The
representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, unless made as of another date, in which case they shall be true and correct in all material respects as of such date. The Company shall have received a certificate signed on behalf of Parent by the President or Chief Executive Officer of Parent to such effect.

                           6.3.2    PERFORMANCE  OF  OBLIGATIONS  OF PARENT  AND
SUB. Parent and Sub shall have performed the obligations required to be performed by them under this Agreement at or prior to the Closing Date (except for such failures to perform as have not had or could not reasonably be expected, either individually or in the aggregate, to have a material adverse effect with respect to Parent or adversely affect the ability of Parent to consummate the transactions herein contemplated or perform its obligations hereunder), and the Company shall have received a certificate signed on behalf of Parent by the President or Chief Executive Officer of Parent to such effect.

                           6.3.3    NO LITIGATION. There shall not be pending or
threatened any suit, action or proceeding before any court, Governmental Entity or authority (i) pertaining to the transactions contemplated by this Agreement or (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of its subsidiaries, or to dispose of or hold separate any material portion of the business or assets of the Company, Parent or of its any subsidiaries.

                           6.3.4    CONSENTS,  ETC.  Company shall have received
evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties as necessary in connection with the transactions contemplated hereby have been obtained.

                           6.3.5    FILING OF  MERGER  AGREEMENT.  Parent  shall
have filed or will promptly file after the Closing Date in the office of the Department of Commerce of the State of Utah or other office of each jurisdiction in which such filings are required for the Merger to become effective.

                           6.3.6    RESIGNATIONS.  Parent  shall  deliver to the
Company written resignations of all of the officers of Parent and evidence of election of those new directors and officers as further described in SECTION 5.7 herein, subject to compliance with Rule 14f-1 of the Exchange Act.

                           6.3.7    LEGAL   OPINION.   The  Company  shall  have
received the legal opinion of counsel to Parent, in substantially the form of EXHIBIT B hereto.

                           6.3.8    GOOD  STANDING  CERTIFICATES.   The  Company
shall have received certificates of the Department of Commerce of the State of Utah with respect to Parent and of each state in which Parent is qualified to do business as a foreign corporation as of a recent date, showing Parent to be validly existing and in good standing in the State of Utah and qualified to do business and in good standing in such other states as a foreign corporation, as the case may be.

                           6.3.9    SECRETARY'S  CERTIFICATE.  The Company shall
have received certificates of the Secretary or Assistant Secretary of Parent and Sub certifying (i) a true and complete copy of the resolutions duly and validly adopted by the Board of Directors of Parent or Sub, as applicable, evidencing the authorization of the execution and delivery of this Agreement, (ii) the names and signatures of the officers of Parent and Sub, as applicable, authorized to sign this Agreement and the other documents to be delivered hereunder and (iii) a true and complete copy of the articles of incorporation and bylaws of each of Parent and Sub.

                           6.3.10   SPIN-OFF. The Spin-Off shall be completed by
Parent in accordance with the Distribution Agreement and without any adverse Tax consequences and in full compliance with all applicable securities laws.

                           6.3.11   INDEBTEDNESS.  All  indebtedness  of  Parent
shall have been repaid, otherwise satisfied in full or cancelled.

                           6.3.12   ACCRUED  FEES.  All accrued fees of Parent's
professional advisors, including without limitation all legal and accounting fees incurred by Parent in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and all accounting fees incurred in connection with the audit of Parent's financial statements for the year ended December 31, 2003 (the "PROFESSIONAL FEES"), shall have been paid and satisfied in full.

                           6.3.13   8-K.  Parent  shall file a Form 8-K with the
SEC within fifteen days of the closing of the Merger and a subsequent Form 8-K within 60 days thereafter containing audited financial statements of the Company as required by Item 310 of Regulation S-B.

         7.       TERMINATION, AMENDMENT AND WAIVER.

                  7.1 TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time of the Merger:

                           7.1.1    by mutual written  consent of Parent and the
Company;

                           7.1.2    by  either  Parent  or  the  Company  if any
Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

                           7.1.3    by  either  Parent  or  the  Company  if the
Merger shall not have been consummated on or before March 26, 2004 (other than as a result of the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time of the Merger);

                           7.1.4    by  Parent,  if a  material  adverse  change
shall have occurred relative to the Company or if the Company willfully fails to perform in any material respect any of its material obligations under this Agreement; or

                           7.1.5    by the Company, if a material adverse change
shall have occurred relative to Parent or Sub or if Parent or Sub willfully fails to perform in any material respect any of their respective obligations under this Agreement.

                  7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or Parent as provided in SECTION 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of SECTION 5.2.1, SECTION 7.6 and this SECTION
7.2. Nothing contained in this Section shall relieve any party for any breach of the representations, warranties, covenants or agreements set forth in this Agreement.

                  7.3 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

                  7.4 EXTENSION; WAIVER. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                  7.5 PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to SECTION 7.1, an amendment of this Agreement pursuant to SECTION 7.3 or an extension or waiver of this Agreement pursuant to SECTION 7.4 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors.

                  7.6 RETURN OF DOCUMENTS. In the event of termination of this Agreement for any reason, Parent and Company will return to the other party all of the other party's documents, work papers, and other materials (including copies) relating to the transactions contemplated in this Agreement, whether obtained before or after execution of this Agreement. Parent and Company will not use any information so obtained from the other party for any purpose and will take all reasonable steps to have such other party's information kept confidential.

         8.       INDEMNIFICATION AND RELATED MATTERS.

                  8.1 SURVIVAL. All representations, warranties, covenants and agreements of Parent and Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing for the time period set forth in SECTION 8.2 notwithstanding any investigation conducted with respect thereto. The representations and warranties of the Company contained in this Agreement or in any certificate delivered pursuant to this Agreement shall not survive the Closing.

                  8.2 TIME LIMITATIONS. Neither Parent nor Sub, on the one hand, nor the Company, on the other hand, shall have any liability (for indemnification or otherwise) with respect to any representation or warranty, or agreement to be performed and complied with prior to the Effective Time of the Merger, unless on or before the six-month anniversary of the Effective Time of the Merger (the "CLAIMS DEADLINE"), the indemnifying party is given notice of a claim with respect thereto, in accordance with SECTION 8.7, specifying the factual basis therefor in reasonable detail to the extent then known by the party claiming indemnification hereunder.

                  8.3      INDEMNIFICATION.

                           8.3.1    BY PARENT.  Parent shall  indemnify and hold
harmless the Company, each of the Shareholders and their respective officers, directors, agents and representatives (the "COMPANY INDEMNIFIED PARTIES"), and shall reimburse the Company Indemnified Parties for, any loss, liability, claim, damage, expense (including, but not limited to, costs of investigation and defense and reasonable attorneys' fees) or diminution of value (collectively, "DAMAGES") arising from or in connection with (a) any inaccuracy, in any material respect, in any of the representations and warranties of Parent or Sub in this Agreement or in any certificate delivered by Parent or Sub to the Company pursuant to this Agreement, or any actions, omissions or statements of fact inconsistent with any such representation or warranty, (b) any failure by Parent or Sub to perform or comply in any material respect with any agreement in this Agreement, (c) any claim by any person for brokerage for finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with Parent or Sub (or any person acting on their behalf) in connection with any of the transactions contemplated by this Agreement, (d) Taxes attributable to any transaction or event occurring on or prior to the Closing, including without limitation Taxes attributable to the Spin-Off, to the extent such liabilities exceed the amount of the reserve for Taxes accrued on the Parent Balance Sheet, (e) any claim by any person relating to or arising out of any liabilities reflected on the Parent Balance Sheet or with respect to Professional Fees arising thereafter, or (f) any litigation, action, claim, proceeding or investigation by any third party relating to or arising out of the business or operations of Parent, or the actions of Parent or any holder of Parent capital stock prior to the Effective Time of the Merger.

                           8.3.2    BY THE COMPANY.  The Company shall indemnify
and hold harmless Parent and its officers, directors, agents and representatives (the "PARENT INDEMNIFIED PARTIES"), and shall reimburse the Parent Indemnified Parties for, any Damages arising from or in connection with (a) any inaccuracy, in any material respect, in any of the representations and warranties of the Company in this Agreement or in any certificate delivered by the Company to Parent pursuant to this Agreement, or any actions, omissions or statements of fact inconsistent with any such representation or warranty, or (b) any failure by the Company to perform or comply in any material respect with any agreement in this Agreement.

                  8.4 SOLE REMEDY. Other than claims based on fraud or for specific performance, injunctive or other equitable relief, the indemnity provided in this SECTION 8 shall be the sole and exclusive remedy of the parties hereto at law or equity for any matter covered by SECTION 8.3.

                  8.5      NOTICE OF CLAIMS.

                           8.5.1    If,  at any time on or  prior to the  Claims
Deadline, either the Company Indemnified Parties or the Parent Indemnified Parties, as the case may be (each, an "INDEMNITEE"), shall assert a claim against the other (the "INDEMNIFYING PARTY") for indemnification pursuant to
SECTION 8, such Indemnitee shall submit to the Indemnifying Party a written claim in good faith signed by an authorized officer of Parent or the Company or the requisite number of Shareholders under SECTION 8.7, as applicable, stating:
(i) that an Indemnitee incurred or reasonably believes it may incur Damages and the reasonable estimate of the amount of any such Damages; (ii) in reasonable detail, the facts alleged as the basis for such claim and the section or sections of this Agreement alleged as the basis or bases for the claim; and
(iii) if the Damages have actually been incurred, the number of additional shares of Parent Common Stock to which the Shareholders or Parent Shareholders (as defined in SECTION 8.6.2), as applicable, are entitled with respect to such Damages, which shall be determined as provided in SECTION 8.6 below. If the claim is for Damages which the Indemnitee reasonably believes may be incurred or are otherwise unliquidated, the written claim of the applicable Indemnitee shall state the reasonable estimate of such Damages, in which event a claim shall be deemed to have been asserted under this SECTION 8 in the amount of such estimated Damages, but no distribution of additional shares of Parent Common Stock pursuant to SECTION 8.6 below shall be made until such Damages have actually been incurred.

                           8.5.2    In  the  event  that  any  action,  suit  or
proceeding is brought against any Indemnitee with respect to which an Indemnifying Party may have liability under SECTION 8, the Indemnifying Party shall have the right, at its cost and expense, to defend such action, suit or proceeding in the name and on behalf of the Indemnitee; PROVIDED, HOWEVER, that an Indemnitee shall have the right to retain its own counsel, with fees and expenses paid by the Indemnifying Party, if representation of the Indemnitee by counsel retained by Indemnifying Party would be inappropriate because of actual or potential differing interests between Indemnitee and the Indemnifying Party. In connection with any action, suit or proceeding subject to SECTION 8, the parties agree to render to each other such assistance as may reasonably be required in order to ensure proper and adequate defense of such action, suit or proceeding. No Indemnifying Party shall, without the prior written consent of the applicable Indemnitee, which consent shall not be unreasonably withheld or delayed, settle or compromise any claim or demand if such settlement or compromise does not include an irrevocable and unconditional release of such Indemnitee for any liability arising out of such claim or demand.

                  8.6      PAYMENT OF DAMAGES.

                           8.6.1    BY  PARENT.  In the  event  that  a  Company
Indemnified Party shall be entitled to indemnification pursuant to this SECTION 8 for actual Damages incurred by them, Parent shall, within thirty (30) days after the final determination of the amount of such Damages, issue to the Shareholders that number of additional shares of Parent Common Stock in an aggregate amount equal to the quotient obtained by dividing (x) the amount of such Damages BY (y) the Fair Market Value (as defined below) per share of the Parent Common Stock as of the date of the submission of the notice of claim to Parent pursuant to SECTION 8.5. Such shares of Parent Common Stock shall be issued to the Shareholders PRO RATA, in proportion to the number of share of Parent Common Stock issued (or issuable) to the Shareholders at the Effective Time of the Merger.

                           8.6.2    BY  COMPANY.  In the  event  that  a  Parent
Indemnified Party shall be entitled to indemnification pursuant to this SECTION 8 for actual Damages incurred by them, Parent shall, within thirty (30) days after the final determination of the amount of such Damages, issue to the shareholders of Parent immediately prior the Effective Time of the Merger (the "PARENT SHAREHOLDERS") that number of additional shares of Parent Common Stock in an aggregate amount equal to the quotient obtained by dividing (x) the amount of such Damages BY (y) the Fair Market Value (as defined below) per share of the Parent Common Stock as of the date of the submission of the notice of claim to the Company pursuant to SECTION 8.5. Such shares of Parent Common Stock shall be issued to the Parent Shareholders PRO RATA, in proportion to the number of share of Parent Common Stock held by the Parent Shareholders immediately prior to the Effective Time of the Merger.

                           8.6.3    FAIR  MARKET  VALUE.  For  purposes  of this
Agreement, "FAIR MARKET VALUE" shall mean, with respect to a share of Parent Common Stock on any date, the average of the daily closing prices for the ten
(10) consecutive trading days prior to such date. The closing price for each day shall be the last sales price or in case no sale takes place on such day, the average of the closing high bid and low asked prices, in either case (a) as officially quoted by the NASD Over-the-Counter Bulletin Board, Nasdaq SmallCap Market or the Nasdaq National Market or such other market on which the Parent Common Stock is then principally listed for trading, or (c) if there exists no principal United States market for the Parent Common Stock, then as reasonably determined by the Board of Directors of Parent.

                  8.7 THIRD PARTY BENEFICIARIES. The Parties acknowledge and agree that each of the Shareholders are direct beneficiaries with respect to the provisions of this SECTION 8 and may enforce each of its provisions as if such Shareholders were a party to this Agreement, provided, HOWEVER, that no action, claim, notification or other writing of the Shareholders pursuant to this SECTION 8 shall be valid and binding upon Parent or have any force or effect unless such action, claim, notification or writing is executed by Shareholders, or their duly appointed proxies, holding a majority of the outstanding Company Shares immediately prior to the Effective Time of the Merger.

         9.       GENERAL PROVISIONS.

                  9.1 NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by facsimile, electronic mail, or overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to Parent, to:

                  Tintic Gold Mining Company
                  3131 Teton Drive
                  Salt Lake, UT 84109
                  Attn:  George Christopulos
                  Fax:  (801) 468-2249

                  with a copy to (which shall not constitute notice):

                  Leonard W. Burningham, Esq.
                  455 East 500 South, Suite 205
                  Salt Lake City, UT  84111
                  Fax: 801-355-7126

                  if to the Company, to:

                  Kiwa Bio-Tech Products Group Ltd.
                  17700 Castleton St., Suite #589
                  City of Industry, CA 91748
                  Attn: Wei Li
                  Fax:  (626) 965-9877

                  with a copy to (which shall not constitute notice):

                  Stubbs Alderton & Markiles, LLP
                  15821 Ventura Blvd., Suite 525
                  Encino, CA 91436
                  Attn: V. Joseph Stubbs, Esq.
                  Fax:  (818) 474-8607

                  9.2      DEFINITIONS. For purposes of this Agreement:

                           9.2.1    an  "AFFILIATE"  of any person means another
person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

                           9.2.2    "MATERIAL   ADVERSE   CHANGE"  or  "MATERIAL
ADVERSE EFFECT" means, when used in connection with the Company or Parent, any change or effect that either individually or in the aggregate with all other such changes or effects is materially adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole;

                           9.2.3    "PERSON" means an  individual,  corporation,
partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

                           9.2.4    a  "SUBSIDIARY"  of any person means another
person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first person.

                  9.3 INTERPRETATION. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

                  9.4 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person other than the parties any rights or remedies.

                  9.5 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                  9.6 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                  9.7 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of California or the State of Utah, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any court sitting in Los Angeles County, California or Salt Lake County, Utah in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court.

                  9.8 SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  9.9 COUNTERPARTS. This Agreement may be executed in one or more identical counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more such counterparts shall have been executed by each of the parties and delivered to the other parties.

                            [SIGNATURE PAGES FOLLOW.]

         IN WITNESS WHEREOF, the undersigned have caused their duly authorized officers to execute this Agreement as of the date first above written.



                           TINTIC GOLD MINING COMPANY


                           By:      /s/ George Christopulos
                               ----------------------------------------
                                    Name:  George Christopulos
                                    Title: President


                           TTGM ACQUISITION CORPORATION


                           By:      /s/ George Christopulos
                               ----------------------------------------
                                    Name:  George Christopulos
                                    Title: President


                           KIWA BIO-TECH PRODUCTS GROUP LTD.


                           By:      /s/ Wei Li
                               ----------------------------------------
                                    Name:  Wei Li
                                    Title: Chief Executive Officer

                                    EXHIBIT A

                    FORM OF LEGAL OPINION OF COMPANY COUNSEL

                [To be put in standard form of Company's counsel]

The following opinions to be rendered by BVI counsel:

1. The Company is validly existing as an international business company in good standing under the laws of the British Virgin Islands. The Company has corporate power to enter into the Merger Agreement.

2. The execution and delivery of the Merger Agreement by the Company and the performance of its obligations thereunder have been duly authorized by all necessary corporate action on the part of the Company.

The following opinions to be rendered by Stubbs Alderton & Markiles, LLP:

3. The Merger Agreement has been duly and validly executed and delivered by the Company. The Merger Agreement constitutes the valid and binding obligation of the Company, enforceable against it in accordance with its terms.

4. The execution and delivery of the Merger Agreement by the Company do not, and the performance of its obligations thereunder will not, (a) result in any violation of any law, rule or regulation; (b) result in any violation of any order, writ, judgment or decree known to us; or
         (c) result in a violation of the Articles of Association of the Company.

5. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body (each, a "FILING") is required under any applicable law for the due execution and delivery of the Merger Agreement by the Company and performance of its obligations thereunder except for (a) such Filings as have been obtained or made; (b) the filing of a certificate of merger with the British Virgin Islands [and other applicable agencies]; and (c) Filings required under Federal and state securities laws as contemplated by the Merger Agreement.

6. The Company is not a party to any adversarial action, suit, or proceeding pending or threatened overtly by a written communication, at law or in equity, or before any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which action, suit or proceeding seeks either to enjoin the transactions contemplated by the Agreement.

7. The authorized capital stock of the Company consists of ________ shares of common stock, par value $_____ per share, and ________ shares of preferred stock, par value $______ per share. Immediately prior to the Closing, there were 5,000,000 shares of common stock of the Company and no shares of preferred stock of the Company, issued and outstanding.

                                    EXHIBIT B

                        FORM OF OPINION OF PARENT COUNSEL

                [To be put in standard form of Parent's counsel]

1. Each of Parent and Sub is validly existing as a corporation in good standing under the laws of its state of incorporation. Each of Parent and Sub has corporate power to enter into the Merger Agreement.

2. The execution and delivery of the Merger Agreement by each of Parent and Sub and the performance of their respective obligations thereunder have been duly authorized by all necessary corporate action on the part of Parent or Sub, as applicable.

3. The Merger Agreement has been duly and validly executed and delivered by each of Parent and Sub. The Merger Agreement constitutes the valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms.

4. The execution and delivery of the Merger Agreement by each of Parent and Sub do not, and the performance of their respective obligations thereunder will not, (a) result in any violation of any law, rule or regulation; (b) result in any violation of any order, writ, judgment or decree; or (c) result in a violation of the Articles of Incorporation or Bylaws of either Parent or Sub.

5. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body (each, a "FILING") is required under any applicable law for the due execution and delivery of the Merger Agreement by Parent and Sub and performance of their respective obligations thereunder except for (a) such Filings as have been obtained or made; (b) the filing of a certificate of merger with the British Virgin Islands [and other applicable agencies]; and (c) Filings required under Federal and state securities laws as contemplated by the Merger Agreement.

6. Neither Parent nor Sub is a party to any adversarial action, suit, or proceeding pending or threatened overtly by a written communication, at law or in equity, or before any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which action, suit or proceeding seeks either to enjoin the transactions contemplated by the Agreement.

7. The issuance of the Parent Common Stock to the shareholders of the Company in accordance with the Merger Agreement will be exempt from registration under the Securities Act of 1933, as amended.

8. The authorized capital stock of Parent consists of ________ shares of common stock, par value $_____ per share, and ________ shares of preferred stock, par value $______ per share. Immediately prior to the Closing, there were ______ shares of Parent Common Stock and no shares of preferred stock of Parent, issued and outstanding. The authorized capital stock of Sub consists of ________ shares of common stock, par value $_____ per share. Immediately prior to the Closing, there were ______ shares of


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         common stock of Sub and no shares of preferred stock of Sub, issued and outstanding.

9. The shares of Parent Common Stock to be issued pursuant to the Merger Agreement have been duly authorized and, when issued in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and non-assessable, and will not be issued in violation of any preemptive rights granted under Parent's Articles of Incorporation, Bylaws, under the corporate laws of the State of the Parent's incorporation, or under any agreement to which Parent is a party.


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